Mail Stop 4561

May 18, 2006

By U.S. Mail and facsimile to (312) 751-0769

Mark Goldwasser
Chairman, President and Chief Executive Officer
Olympic Cascade Financial Corporation
875 North Michigan Avenue, Suite 1560
Chicago, IL 60611

> **Re:** **Olympic Cascade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2005**
> **File No. 001-12629**

Dear Mr. Goldwasser:

We have reviewed your response letter dated April 7, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statements of Operations – page F-3

1. We note your response to comment 3 of our letter dated March 20, 2006. It does not appear that you meet the exceptions to application of Article 5 of Regulation S-X specified in Rule 5-01 of Regulation S-X. We believe that Rule 5-03 of Regulation S-X requires you to present revenue items separate from non-operating income. Accordingly, we reissue our comment.

2. Please tell us how you determined that the gain on extinguishment of debt represents revenue, citing the authoritative literature on which you rely. If you believe that this gain does not represent revenue, please reclassify it appropriately in the income statement.

3.   We further note that you do not separately present cost of services on the face of your income statement. Please tell us whether you have this information available. Refer to Rule 5-03 of Regulation S-X.

Note 3.b – Significant Agreements and Transactions-Capital Transactions, page F-15

4.   We note your response to comment 6 of our letter dated March 20, 2006 and are unclear how you determined the modification of the debt instrument to not be "substantial" based on the guidance in EITF 96-19. On page F-16 of this filing you disclose that the estimated fair value of the 2004 extensions was $158,000 and of the 2005 extensions, $130,000. Based on the $1 million principal value of the promissory note, it appears to us that the change in present values of the cash flows exceeds the 10% threshold specified in EITF 96-19. Please provide us a comprehensive analysis including your computations to reconcile this inconsistency, or revise to appropriately account for the modification as an extinguishment as required by EITF 96-19.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Note 10 – Subsequent Events, page 9

5.   We note your response to comment 10 of our letter dated March 20, 2006, wherein you state that, "...the shares and exercise/conversion prices are fixed". Based on the disclosed terms of the Series B convertible preferred stock in your Form 8-K filed January 18, 2006, it appears to us that the number of shares to be issued and conversion price of the issued shares is not fixed. Please tell us how you determined that the conversion feature met the conditions necessary for equity classification in paragraphs 12 - 32 of EITF 00-19 and thereby qualified for the scope exception in paragraph 11(a) of SFAS 133.

6.   We note your response to comment 11 of our letter dated March 20, 2006 wherein you state that, "...the shares and exercise/conversion prices are fixed". Based on the disclosed terms of the 11% convertible promissory notes in your Form 8-K filed January 18, 2006, it appears to us that the number of shares to be issued and conversion price of the issued shares is not fixed. Please tell us how you considered the guidance in EITF 00-19, as clarified by EITF 05-2, in determining that the conversion feature met the conditions necessary for equity classification in paragraphs 12 - 32 of EITF 00-19 and thereby qualified for the scope exception in paragraph 11(a) of SFAS 133.

7.   We further note your response to comment 11 wherein you state that the warrants were not determined to be a derivative liability in accordance with paragraph 11 of SFAS 133. Tell us how the attached warrants met the requirements of paragraphs 12-32 of EITF 00-19 in availing the scope exception under paragraph 11(a) of SFAS 133.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Assistant Chief Accountant